OMB APPROVAL OMB NUMBER: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per form . . . . . . . . .11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Alamosa Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

011589 10 8

(CUSIP Number)

C. Jedson Nau
100 Crescent Court,
Suite 1700
Dallas, Texas 75201
(214) 756-6100
(214) 756-6212 (fax)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 1, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. -011589 10 8			Page 2 of 13 Pages

1.	Name of Reporting Person: Caroline Hunt Trust Estate		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 6,891,506

		8.	Shared Voting Power: 603,974

		9.	Sole Dispositive Power: 6,891,506

		10.	Shared Dispositive Power: 603,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,495,480

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 7.9%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. -011589 10 8			Page 3 of 13 Pages

1.	Name of Reporting Person: The Rosewood Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 603,974

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 603,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 603,974

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. -011589 10 8			Page 4 of 13 Pages

1.	Name of Reporting Person: Rosewood Financial, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 603,974

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 603,974

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 603,974

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. -011589 10 8			Page 5 of 13 Pages

1.	Name of Reporting Person: Rosewood Management Corporation		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 528,886

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 528,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 528,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. -011589 10 8			Page 6 of 13 Pages

1.	Name of Reporting Person: Fortress Venture Capital II, LP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 528,886

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 528,886

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 528,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 0.6%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. — 011589 10 8	Page 7 of 13 Pages

     This Amendment No. 4 to Schedule 13D (the “Schedule 13D”) filed by (i) Caroline Hunt Trust Estate (“CHTE”), (ii) The Rosewood Corporation (“Rosewood”), (iii) Rosewood Financial, Inc. (“Financial”), (iv) Fortress Venture Capital II, L.P. (“Fortress”), and (v) Rosewood Management Corporation (“Management” and together with CHTE, Rosewood, Financial, and Fortress, the “Reporting Persons”) relates to the common stock, par value $0.01 (the “Shares”) of Alamosa Holdings, Inc., a Delaware corporation (“Alamosa”), and is being filed to amend and supplement Items 3, 4, 5 and 6.

     Unless otherwise indicated, each capitalized term used, but not otherwise defined, herein, shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the Exhibits and Attachments is hereby expressly incorporated by reference and the responses to each item of this Amendment No. 4 are qualified in their entirety by the provisions of such Exhibits and Attachments.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and supplemented as follows:

     Since the filing of the last amendment to this Schedule 13D, CHTE has sold 176,000 Shares pursuant to the CHTE Trading Plan dated May 25, 2001 and Financial has sold 200,000 Shares pursuant to a secondary offering, which sales were made prior to 60 days preceding the filing of this Amendment No. 4. In addition, CHTE has made additional sales as set forth in Item 5 below within the 60 days preceding the filing of this Amendment No. 4. Since the filing of the last amendment to this Schedule 13D, Fortress has sold 37,500 Shares pursuant to the Fortress Trading Plan dated September 6, 2001, which sales were made prior to 60 days preceding the filing of this Amendment No. 4. In addition, Fortress has made additional sales as set forth in Item 5 below within the 60 days preceding the filing of this Amendment No. 4.

Item 4. Purpose of the Transaction

     Item 4 is hereby amended and supplemented as follows:

     On December 10, 2003, CHTE entered into a Rule 10b5-1 Sales Plan for Alamosa Holdings, Inc. (the “2003 CHTE Trading Plan”) with Citigroup Global Markets, Inc. (“Citigroup”). The 2003 CHTE Trading Plan is intended to comply with the requirements of Rule 10b5-1(c) and permits sales to be made through Citigroup beginning January 1, 2004 in accordance with the terms of Rule 145 under the Securities Act of 1933 and the terms of the 2003 CHTE Trading Plan. The 2003 CHTE Trading Plan provides for sales of a portion of the Shares held by CHTE at specified prices. CHTE has adopted the 2003 CHTE Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), CHTE may modify the 2003 CHTE Trading Plan from time to time or terminate the 2003 CHTE Trading Plan in accordance with its terms.

     On December 12, 2003, Fortress entered into a Rule 10b5-1 Sales Plan for Alamosa Holdings, Inc. (the “2003 Fortress Trading Plan”) with Citigroup. The 2003 Fortress Trading Plan is intended to comply with the requirements of Rule 10b5-1(c) and permits sales to be made through Citigroup beginning January 1, 2004 in accordance with the terms of Rule 145 under the

CUSIP No. — 011589 10 8	Page 8 of 13 Pages

Securities Act of 1933 and the terms of the 2003 Fortress Trading Plan. The 2003 Fortress Trading Plan provides for sales of a portion of the Shares held by Fortress at specified prices. Fortress has adopted the 2003 Fortress Trading Plan for diversification and liquidity purposes. Within the requirements of Rule 10b5-1(c), Fortress may modify the 2003 Fortress Trading Plan from time to time or terminate the 2003 Fortress Trading Plan in accordance with its terms.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and supplemented as follows:

     The responses of the Reporting Persons to Items 7, 8, 9, 10, 11 and 13 on the cover pages of this statement and Attachment A relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons indicating group status beneficially own 8,024,366 shares or 8.5% of the outstanding Shares of Alamosa in the aggregate. The Reporting Persons indicating group status or shared voting power herein have done so by reason of their parent/subsidiary relationships only, and have no agreement, arrangement or understanding with regard to the Shares. CHTE, Rosewood and Financial disclaim beneficial ownership of any shares held by Management or Fortress, and Management and Fortress disclaim beneficial ownership of any Shares held by CHTE, Rosewood or Financial.

     Except as set forth below and in Attachment A hereto, no Reporting Person nor, to their knowledge, any person identified on Attachment A, has effected any transactions in Shares during the preceding 60 days.

     The sales set forth below were made by CHTE in open market transactions pursuant to the 2003 CHTE Trading Plan.

Date	Shares Sold	Share Price

01/02/04	110,000	$4.0200
01/05/04	16,000	$4.4813

     The sales set forth below were made by Fortress in open market transactions pursuant to the 2003 Fortress Trading Plan.

Date	Shares Sold	Share Price

01/02/04	23,000	$4.0200
01/05/04	3,000	$4.5000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended and supplemented as follows:

     Other than as disclosed above or pursuant to Attachment A hereto, no Reporting Person nor, to their knowledge, any of the person listed on Attachment A, is a party to any other

CUSIP No. — 011589 10 8	Page 9 of 13 Pages

contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

CUSIP No. — 011589 10 8	Page 10 of 13 Pages

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	January 8, 2004

CAROLINE HUNT TRUST ESTATE

		By:		/s/ Don W. Crisp

Don W. Crisp, Trustee

THE ROSEWOOD CORPORATION

		By:		/s/ C. Jedson Nau

C. Jedson Nau, Senior Vice President

ROSEWOOD FINANCIAL, INC.

		By:		/s/ C. Jedson Nau

C. Jedson Nau, Senior Vice President

FORTRESS VENTURE CAPITAL II, L.P.

		By:		ROSEWOOD MANAGEMENT CORPORATION, its General Partner

			By:	/s/ C. Jedson Nau

C. Jedson Nau, Senior Vice President

ROSEWOOD MANAGEMENT CORPORATION

		By:		/s/ C. Jedson Nau

C. Jedson Nau, Senior Vice President

CUSIP No. — 011589 10 8	Page 11 of 13 Pages

Attachment A

The Trustee and Advisory Board Members of
Caroline Hunt Trust Estate (“CHTE”) and the Directors and
Executive Officers of Certain CHTE Subsidiaries

			Amount
		Present	of		Price
	Present Business	Principal	Securities	Date	Per	Type of
Name and Position	Address	Occupation	(1)	Acquired	Share	Transaction		Pledged

Schuyler B. Marshall,	100 Crescent	President of	28,000	02/14/01	$17.00	Director options		No for all.
President of	Court, Suite 1700	Rosewood			(2)	(3	) (2)
Rosewood and	Dallas, Texas 75201		110,500	02/14/01	(2)
director and executive			500	02/14/01	(2)	(2) as trustee
officer of Financial			3,000	03/04/03	(7)	(7) as trustee
and Management			5,417	02/28/01	$10.50	Director options
			15,000	06/30/03	$1.53
			3,670	02/27/02	$3.52	Director options
			13,375	04/29/02	$4.99	Director options
			23,421	01/06/03	$0.57	Director options
			76,818	03/31/03	$0.36	Director options
			13,000	06/30/03	$1.53	Director options
			6,000	09/30/03	$3.75	Director options
			6,000	12/31/03	$4.01
			14,250	12/31/03	$4.01	Director options
Susan L. Fish,*	100 Crescent	Senior vice	19,183 (5)	02/14/01	(2)	(2)		No
Senior vice president	Court, Suite 1700	president and
and chief financial	Dallas, Texas 75201	chief financial
officer of Rosewood		officer of
and director and		Rosewood
executive officer of Financial
C. Jedson Nau,	100 Crescent	Senior vice	5,000 (6)	02/14/01	(2)	(2)		No
Senior vice president	Court, Suite 1700	president and
and general counsel	Dallas, Texas 75201	general counsel
of Rosewood and		of Rosewood
executive officer of Financial and Management
Stephen H. Sands,*	100 Crescent	Director of	45,365	02/14/01	(2)	(2)		No for
Director of Rosewood	Court, Suite 1700	Rosewood	4,500		(2)	(2) as trustee		all.
and Management	Dallas, Texas 75201

Attachment A

CUSIP No. — 011589 10 8	Page 12 of 13 Pages

			Amount
		Present	of		Price
	Present Business	Principal	Securities	Date	Per	Type of
Name and Position	Address	Occupation	(1)	Acquired	Share	Transaction	Pledged

Laurie Sands	100 Crescent Court,	Director of Rosewood	75,231	02/14/01	(2)	(2)
Harrison Director	Suite 1700 Dallas,		4,500	02/14/01	(2)	(2) as trustee	No for all.
of Rosewood and	Texas 75201
Management
David K. Sands,	100 Crescent Court,	Director of Rosewood	103,731	02/14/01	(2)	(2)
Director of	Suite 1700 Dallas,		1,500	02/14/01	(2)	(2) as trustee
Rosewood and	Texas 75201		1,500	04/21/03	(7)	(7) as trustee
Management			1,500	04/23/03	(7)	(7) as trustee	No for all.
Patrick B. Sands,	100 Crescent Court,	Director of Rosewood	44,279	02/14/01	(2)	(2)
Director of	Suite 1700 Dallas,		3,000	02/14/01	(2)	(2) as trustee
Rosewood and	Texas 75201		500	10/08/03	(7)	(7) as trustee	No for all.
Management
John M. Dziminski,	100 Crescent Court,	President of	14,810	02/14/01	(2)	(2)	Yes
Senior vice	Suite 1700 Dallas,	Management	1,200	06/13/02	$1.45	open market	No
president of	Texas 75201		2,000	06/14/02	$1.32	open market	No
Rosewood and			2,000	06/19/02	$1.32	open market	No
executive office			3,000	12/02/03	$3.60	open market	No
and director of Management
Tom Hunt, member of	5000 Thanksgiving	Chairman of the	(4)	(4)	(4)	(4)	No
the advisory board	Tower, Dallas,	board and director
of CHTE	Texas 75201	of Hunt Petroleum
		Corporation and the
		management of
		personal and family
		interests
Charles P. Summerall,	16475 Dallas	Management of	(4)	(4)	(4)	(4)	No
member of the	Parkway, Dallas,	personal and family
advisory board of	Texas 75252	interests
CHTE
Don W. Crisp,*	100 Crescent Court,	Chairman of the	43,429 (8)	02/14/01	(2)	(2)
Trustee of CHTE,	Suite 1700 Dallas,	Board of Rosewood	5,000	06/14/02	$1.11	open market	No for all.
member of the	Texas 75201
advisory board of CHTE, Chairman of the Board of Rosewood and director of Financial and Management
Ken D. Mindell,	100 Crescent Court,	Senior vice	12,000	02/14/01	(2)	(2)	No
executive officer	Suite 1700 Dallas,	president of
of Management	Texas 75201	Management

(1)	Each of the share amounts listed below represent less than 0.32% of the outstanding shares of Common Stock. Each person listed below has the sole voting power of the shares identified for such person.

(2)	Acquired as Merger Shares.

(3)	Received as a result of the merger of Old Alamosa and Alamosa in exchange for an employee stock option to acquire 28,000 shares of Old Alamosa for $17.00 per share.

(4)	These persons directly own no shares of Common Stock.

Attachment A

CUSIP No. — 011589 10 8	Page 13 of 13 Pages

(5)	Ms. Fish sold 1,500 shares on December 9, 2003 in an open market transaction at a price per share of $3.95, and sold 4,000 shares on January 2, 2004 pursuant to a disposition plan pursuant to Rule 10b5-1(c) at a price per share of $4.02.

(6)	Mr. Nau sold in open market transactions 1,000 shares on November 17, 2003 at a price per share of $3.63 and 1,000 shares on November 26, 2003 at a price per share of $3.65.

(7)	Mr. Marshall became successor trustee for trusts for the benefit of the minor children of Bunker Sands upon the death of the prior trustee; Mr. Marshall disclaims beneficial ownership of such shares and has no pecuniary interest in such trusts.

(8)	Mr. Crisp sold 4,000 shares on January 2, 2004 pursuant to a disposition plan pursuant to Rule 10b5-1(c) at a price per share of $4.02.

*Designates a person who has adopted a disposition plan pursuant to Rule 10b5-1(c).

Attachment A